To : The U.S. Securities & Exchange Commission

Cc : Ms Kammy Yuen - The Bank of New York, HK
Ms Kathy Jiang - The Bank of New York, New York, USA

04045085

SUPPL

The Standard (Friday, 17th September, 2004)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

DISCLOSEABLE TRANSACTION ANNOUNCEMENT

Summary

On 16 September 2004, the Company entered into the Deed with Intelsat Parent, Intelsat, TVB Satellite, Galaxy and JVCo, pursuant to which Intelsat has unconditionally agreed to transfer the Transfer Shares (representing 51% of the issued share capital of JVCo as at the date of this announcement) to TVB Satellite or its nominee on 28 December 2004 free of any payment.

Upon completion of the Share Transfer, JVCo and Galaxy shall become wholly-owned subsidiaries of the Company.

The Company has applied to the Government for a waiver of the provisions in the Licence of the Company which restricts the Company from holding or beneficially owning 50% or more of the total voting control of Galaxy for a period of 12 months from the Share Transfer Date so that the Company will have time to find a new investor to take up a 51% interest in JVCo.

The Share Transfer constitutes a discloseable transaction under the Listing Rules. A circular containing, among other things, further details relating to the Share Transfer will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules.

BACKGROUND

Reference is made to the announcement of Television Broadcasts Limited (the "Company") dated 20 February 2003 (the "**2003 Announcement**").

In the 2003 Announcement, the Company announced the entering into of an unconditional subscription and shareholders' agreement (the "**Shareholders' Agreement**") on 20 February 2003 between its wholly-owned subsidiary, TVB Satellite TV Holdings Limited ("**TVB Satellite**"), and Intelsat Hong Kong, LLC ("**Intelsat**"). Intelsat was and, as at the date of this announcement, continues to be an indirect wholly-owned subsidiary of Intelsat (Bermuda) Limited ("**Intelsat Parent**"). Both Intelsat Parent and Intelsat are independent third parties not connected with the Company or its subsidiaries or any of their respective directors, chief executives or substantial shareholders, or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")). As a result of the transactions contemplated under the Shareholders' Agreement, the Company was able to satisfy the conditions to its domestic free television programme service licence (the "**Licence**") as required by the Government (the "**Government**") of the Hong Kong Special Administrative Region of the People's Republic of China ("**Hong Kong**").

The Shareholders' Agreement contained provisions relating to, inter alia, the establishment of a joint venture company in Hong Kong known as Galaxy Satellite TV Holdings Limited ("**JVCo**"), and the sale and purchase of the entire issued share capital of Galaxy Satellite Broadcasting Limited ("**Galaxy**") from TVB Satellite to JVCo.

Pursuant to the Shareholders' Agreement,

(a) TVB Satellite subscribed for 520,750,000 shares of HK$1.00 each (each a "**JV Share**") in the capital of JVCo (representing 49% of the issued share capital of JVCo as at the date of this announcement) for a consideration of HK$520,750,000, which was to be satisfied by way of a payment in-kind of HK$324,150,000 and cash instalment payments amounting to HK$196,600,000; and

(b) Intelsat subscribed for 542,000,000 JV Shares (representing 51% of the issued share capital of JVCo as at the date of this announcement) for a consideration of HK$542,000,000, which was to be satisfied by way of a payment in-kind of HK$128,700,000 and cash instalment payments amounting to HK$413,300,000,

in each case, in such manner as described in the 2003 Announcement.

Pursuant to the articles of association of JVCo and the Shareholders' Agreement, all the JV Shares issued to TVB Satellite and Intelsat were issued with full voting rights and all other rights and liabilities of shareholders before such JV Shares were fully paid-up.

DETAILS OF TRANSACTION

The Company announces that on 16 September 2004, the Company and TVB Satellite has entered into a legally binding unconditional memorandum and deed of agreement (the "**Deed**") with Intelsat Parent, Intelsat, JVCo and Galaxy.

Pursuant to the Deed,

(a) Intelsat has unconditionally agreed to transfer its holding of 542,000,000 shares of HK$1.00 each in JVCo (the "**Transfer Shares**"), representing 51% of the entire issued share capital of JVCo, to TVB Satellite or its nominee on 28 December 2004 or such earlier date as TVB Satellite may determine (the "**Share Transfer Date**") free of any payment and on the terms of the Deed (the "**Share Transfer**"); and

(b) Intelsat and Intelsat Parent have been released from any and all present or future obligations under or in connection with:

(i) the Shareholders' Agreement;

(ii) the guarantee executed by Intelsat Parent in favour of TVB Satellite and dated as of 20 February 2003 (the "**Intelsat Parent Guarantee**"); and

(iii) any other agreement signed by Intelsat or Intelsat Parent in relation to JVCo, Galaxy or Galaxy's business (other than the satellite capacity agreement made between Intelsat and Galaxy),

including without limitation any obligation or liability with respect to any payment scheduled to become due after 16 September 2004;

(c) TVB Satellite and the Company have agreed to indemnify Intelsat, Intelsat Parent and Intelsat's nominees to the Board of JVCo against all claims relating to JVCo or Galaxy arising on or after 16 September 2004 including inter alia those arising in connection with any liquidation of JVCo or Galaxy and any breach by TVB Satellite or the Company in consummating the Share Transfer;

(d) on the Share Transfer Date,

(i) TVB Satellite and the Company shall be released from any and all obligations under or in connection with the Shareholders Agreement, the guarantee executed by the Company in favour of Intelsat and dated as of 20 February 2003 (the "**TVB Guarantee**"), and any other agreement signed by TVB or TVB Parent in relation to the Company, Galaxy or Galaxy's business (other than the channels supply agreement made between the Company and Galaxy); and

(ii) the Shareholders' Agreement, the Intelsat Parent Guarantee and the TVB Guarantee shall be terminated;

(e) Intelsat has ceased to have the right to nominate, appoint, remove and re-nominate individuals to occupy the offices of Chief Executive Officer and Chief Financial Officer of the Company and Galaxy, which right is now vested in TVB Satellite;

(f) notwithstanding the cessation of rights as described in (e) above, Intelsat shall cause the directors nominated by Intelsat to the respective boards of directors of JVCo and Galaxy to discharge their duties as directors consistent with the best interests of JVCo and its shareholders, including Intelsat and TVB Satellite, and Galaxy, in each case, consistent with the duties imposed by the Hong Kong Companies Ordinance on directors of Hong Kong companies; and

(g) Intelsat shall continue to provide existing satellite capacity under the non-exclusive service agreement dated 20 February 2003 made between Intelsat and Galaxy free of charge up to 31 March 2005 when such agreement shall be terminated (unless it is terminated earlier by mutual agreement).

Although the Transfer Shares are fully paid and non-assessable, as at 1 September 2004, only HK$332,200,000 in cash and the value of HK$18,807,710 in-kind contribution by way of provision of satellite capacity to Galaxy have been made by Intelsat in accordance with the terms of the Shareholders' Agreement. An aggregate amount of HK$81,100,000 of cash capital contribution, as well as the in-kind capital contributions amounting to a value of HK$109,892,290, were scheduled to be paid or contributed on and after 1 September 2004. Any obligation to make up such capital contributions (if any) after 16 September 2004 shall be borne solely by TVB Satellite, provided that as noted in paragraph (g) above, pursuant to the Deed, Intelsat shall continue to provide existing satellite capacity free of charge up to 31 March 2005. TVB Satellite will contribute the unpaid capital by internal resources as and when required by JVCo as determined by the board of JVCo. There is no obligation for the Company or TVB Satellite to pay Intelsat any amount in respect of any consideration received from a new investor in JVCo.

In accordance with the requirements under Rule 14.15(3) of the Listing Rules, the capital contributions in the aggregate amount of HK$190,992,290 due from Intelsat to JVCo shall be deemed consideration for the purposes of calculating the consideration ratio under Rule 14.07 of the Listing Rules.

CONDITIONS TO THE LICENCE

Under the Licence, the Company is restricted to holding, acquiring or beneficially owning 50% or more in the aggregate of the total voting control of Galaxy. The Company has therefore applied to the Government on 13 September 2004 for a waiver of such restriction for a period of 12 months from the Share Transfer Date so that the Company will have time to find a new investor to take up a 51% interest in JVCo. No response has been received from the Government. In the event that the Company cannot find a new investor within the 12 month period, the Company may consider applying to the Government for a further extension of time for the waiver or consider other options available to the Company at the time. Further announcements will be made by the Company at the appropriate time.

IMPACT ON THE GROUP

Immediately prior to completion of the Share Transfer, JVCo and Galaxy were treated as associated companies of the Company. The Company's consolidated profit and loss account had included the share of the Company and its subsidiaries (collectively the "**Group**") with respect to the financial results of both JVCo and Galaxy. The Group's consolidated balance sheet had similarly included the Group's share in the net assets of both JVCo and Galaxy.

RECEIVED 2004 SEP 17 P 12:55

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

The Standard (Friday, 17th September, 2004)

Upon completion of the Share Transfer, both JVCo and Galaxy will become wholly-owned subsidiaries of the Company pending introduction of any new investor. However according to the Statement of Standard Accounting Practice 32 issued by the Hong Kong Institute of Certified Public Accountants, as confirmed by the Company's auditors, it is not expected that the respective assets and liabilities of JVCo and Galaxy would be consolidated into the Group's financial results because even if 100% of JVCo is held by the Company at the end of the present financial year, this level of investment would be treated as temporary, given the requirement to comply with the condition that the Company's total voting control in Galaxy be less than 50%. It is expected that the Share Transfer would not have a significant financial impact on the Company in the short-term; in the longer term the financial impact will depend on a number of factors including the level of interest which the Company ultimately retains in Galaxy and the development of its business.

REASONS FOR THE TRANSACTION

Intelsat has expressed its desire to terminate its participation in JVCo so that it can concentrate on its core business in the provision of satellite communication services. Hence, after negotiation between Intelsat and TVB Satellite on an arm's length basis, the parties agree that Intelsat shall cease to participate in JVCo by effecting the Share Transfer.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Deed are fair and reasonable and in the interests of the shareholders of the Company.

INFORMATION AND PRINCIPAL ACTIVITIES OF THE COMPANY, TVB SATELLITE, INTELSAT PARENT, INTELSAT, JVCO AND GALAXY

The Company is principally engaged in television broadcasting, programme production and other broadcasting related activities.

TVB Satellite, a company incorporated in Bermuda with limited liability on 29 March 1995 and a wholly-owned subsidiary of the Company, is an investment holding company.

Intelsat Parent, a company incorporated in Bermuda, is a wholly owned subsidiary of Intelsat, Ltd. Intelsat, Ltd. is a company incorporated in Bermuda that, together with its subsidiaries, is a provider of satellite communications services worldwide, supplying video, voice and data connectivity in over 200 countries and territories.

Intelsat, a company incorporated in U.S.A., is principally engaged in satellite communications and provides satellite communication services to customers worldwide.

JVCo, a company incorporated in Hong Kong with limited liability on 12 February 2003 and established by TVB Satellite and Intelsat pursuant to the Shareholders' Agreement, is an investment holding company for the purpose of holding Galaxy. Prior to the Share Transfer, the board of JVCo consisted of three directors nominated by TVB Satellite, three directors nominated by Intelsat with one additional director to be nominated by a nomination committee consisting of one member appointed by TVB Satellite and two members appointed by Intelsat but subject to certain approvals of TVB Satellite. After the Share Transfer Date, the three directors nominated by Intelsat will resign from the representative board of JVCo and Galaxy and the other existing directors will remain until a new investor is introduced, which may nominate additional directors to the board of JVCo and of Galaxy.

Galaxy, a company incorporated in Hong Kong with limited liability on 28 December 1993, is currently engaged in teleport business which includes the provision of satellite uplink and playback services and, pursuant to the Shareholders' Agreement, also engages in pay television business in Hong Kong. The composition of Galaxy's board of directors is the same as that of JVCo.

Financial information of Galaxy in respect of the preceding two financial years is as follows:

	JVCo Unaudited Consolidated 6 months ended 30 June 2004 *HK$*	JVCo Audited Consolidated Year ended 31 December 2003 *HK$*	Galaxy Audited Year ended 31 December 2002 *HK$*
Net Assets Value	873,059,275	1,030,156,812	(8,374,919)
Net Tangible Assets	863,562,028	1,020,403,966	(8,374,919)
Turnover	34,672,978	52,917,696	49,888,860
Loss before taxation	(157,097,538)	(32,593,188)	(8,039,899)
Loss after taxation	(157,097,538)	(32,593,188)	(8,039,899)

Certain of the above information is expressed as a percentage to the Company's group figures as follows:–

Net Assets Value	24.76%	28.57%	-0.25%
Turnover	2.04%	1.60%	1.58%
Loss after taxation	-72.24%	-7.39%	-1.36%

Galaxy's major assets are the satellite antenna structure and broadcasting and transmitting equipment and it currently holds the domestic pay television and non domestic television programme services licences and other satellite telecommunication licences all issued by the Government. No valuation has been made on Galaxy. Galaxy was awarded the domestic pay television programme service licence on 5 December 2000.

IMPLICATIONS UNDER THE LISTING RULES

The Share Transfer constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further details relating to the Share Transfer will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules.

GENERAL

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Norman Leung Nai Pang, G.B.S., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E.*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

By order of the Board
Television Broadcasts Limited
C F Ho
Company Secretary

Hong Kong, 16 September 2004